News Release

Sun Life Financial

Sun Life Financial reports fourth quarter and 2009 results

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Fourth Quarter 2009 Financial Highlights

- Net income of $296 million, increased from $129 million in 2008
- Earnings per share (diluted) of $0.52, up from $0.23
- Return on equity of 7.6%, up from 3.3%
- Quarterly dividend of $0.36 per share

2009 Annual Financial Highlights

- Net income of $534 million, compared to net income of $785 million in 2008
- Earnings per share (diluted) of $0.94, versus $1.37 last year
- Return on equity of 3.4%, compared to 5.1% in 2008
- Annual dividend of $1.44 per share

TORONTO (February 11, 2010) – Sun Life Financial Inc.[1] (TSX/NYSE: SLF) reported net income of $296 million for the fourth quarter of 2009, compared with net income of $129 million in the same period last year. Diluted earnings per share was $0.52 compared to diluted earnings per share of $0.23 in the fourth quarter of 2008.

Net income in the fourth quarter of 2009 reflected a return to more favourable market conditions including the positive impact of asset liability rebalancing, improved equity markets and increased interest rates. Favourable results from improved market conditions were constrained by the impact of credit, including downgrades on the Company’s investment portfolio and net impairments. Results in the fourth quarter of 2008 included an after-tax gain of $825 million related to the sale of the Company’s interest in CI Financial Income Fund (CI Financial).

Earnings for the full year 2009 were $534 million, compared to $785 million for the full year 2008. Full year earnings in 2009 reflect the volatile market conditions experienced throughout the year, including substantial movements in equity markets, interest rates and credit spreads. Results in 2009 were favourably impacted by the improvement in market conditions, offset by the implementation of equity- and interest rate-related actuarial assumption updates in the third quarter of 2009, as well as net impairments and downgrades on the Company’s investment portfolio. Full year 2008 earnings included the $825 million after-tax gain on sale of CI Financial, which was more than offset by the impact of a steep decline in equity markets, reserve increases for downgrades on the investment portfolio, asset impairments, spread widening and changes to asset default assumptions in anticipation of higher future credit-related losses.

The Board of Directors of Sun Life Financial today declared a quarterly shareholder dividend of $0.36 per common share, maintaining its current quarterly dividend.

“We continued to deliver solid sales growth in 2009 and are well-positioned for 2010,” said Donald A. Stewart, Chief Executive Officer. “Our strategy of diversifying across products, distribution and geographies and a strong focus on risk management has allowed us to grow and build on earnings through a difficult period for the financial services industry.”

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[1] Together with its subsidiaries and joint ventures, “the Company” or “Sun Life Financial”.

Earnings and Profitability

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP). Additional information relating to the Company can be found in SLF Inc.'s consolidated financial statements and accompanying notes (Consolidated Financial Statements), management's discussion and analysis (MD&A) and annual information form (AIF) for the year ended December 31, 2009, copies of which will be filed with the applicable securities regulators in Canada, which may be accessed at **www.sedar.com**, and with the United States Securities and Exchange Commission (SEC), which may be accessed at **www.sec.gov**. The financial results presented in this document are unaudited.

This news release contains forward-looking information and non-GAAP financial measures. Additional information on forward-looking information and non-GAAP measures can be found below in the "Forward-Looking Information" and "Use of Non-GAAP Financial Measures" sections.

FINANCIAL SUMMARY

	Quarterly Results					Full Year	
	Q4'09	Q3'09	Q2'09	Q1'09	Q4'08	**2009**	2008
Common shareholders' net income (loss) ($ millions)	**296**	(140)	591	(213)	129	**534**	785
Operating earnings (loss)[2] ($ millions)	**296**	(140)	591	(186)	(696)	**561**	(40)
Basic earnings (loss) per common share (EPS) ($)	**0.53**	(0.25)	1.06	(0.38)	0.23	**0.95**	1.40
Diluted EPS ($)	**0.52**	(0.25)	1.05	(0.38)	0.23	**0.94**	1.37
Diluted operating EPS[2] ($)	**0.52**	(0.25)	1.05	(0.33)	(1.25)	**0.99**	(0.10)
Return on common equity (ROE) (%)	**7.6**	(3.5)	14.9	(5.5)	3.3	**3.4**	5.1
Operating ROE[2]	**7.6**	(3.5)	14.9	(4.7)	(17.9)	**3.5**	(0.3)
Average diluted common shares outstanding (millions)	**564.0**	560.8	560.6	559.7	559.7	**561.8**	562.4
Closing common shares outstanding (millions)	**564.4**	562.4	560.7	559.7	559.7	**564.4**	559.7

The Company reported net income attributable to common shareholders of $296 million for the quarter ended December 31, 2009, compared with net income of $129 million in the fourth quarter of 2008. The Company reported operating income of $296 million for the fourth quarter of 2009 compared with an operating loss of $696 million in the fourth quarter of 2008.

Net income in the fourth quarter of 2009 reflected a return to more favourable market conditions including the positive impact of asset liability rebalancing, improvements in equity markets and increased interest rates. Net income in the fourth quarter also benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on the Company's investment portfolio and lower asset reinvestment gains from changes in credit spreads.

Results in the fourth quarter of 2008 included an after-tax gain of $825 million related to the sale of the Company's interest in CI Financial, which was more than offset by the unfavourable impact of a steep decline in equity markets, changes to asset default assumptions in anticipation of higher future credit-related losses, asset impairments, the impact of spread widening and reserve increases for downgrades on the investment portfolio.

Return on equity (ROE) for the fourth quarter of 2009 was 7.6% compared with 3.3% for the fourth quarter of 2008. The increase in ROE resulted from earnings per share of $0.52 compared to $0.23 in the fourth quarter of 2008.

Common shareholders' net income for the twelve months ended December 31, 2009 was $534 million, compared to $785 million in the same period in 2008. Net income for the full-year 2009 was impacted primarily from downgrades of $670 million on the Company's investment portfolio, the negative impact of the implementation of equity- and interest rate-related actuarial assumption updates in the third quarter of $513 million and net impairments of $431 million. These adverse impacts were partially offset by the favourable impact of improved equity markets of $306 million and increased interest rates of $206 million on the Company's results. Results for the twelve months ended December 31, 2008 included the $825 million after-tax gain on sale of CI

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[2] Operating earnings (loss) and financial measures based on operating earnings, such as operating earnings (loss) per share and operating return on equity, are non-GAAP financial measures. See "Use of Non-GAAP Financial Measures". All EPS measures refer to diluted EPS, unless otherwise stated.

Financial, which was more than offset by the impact of a steep decline in equity markets of $1,051 million, asset impairments and credit-related losses of $1,264 million, including changes to asset default assumptions in anticipation of higher future credit-related losses of $164 million, and the impact of spread widening.

Operating earnings for the twelve months ended December 31, 2009 were $561 million, compared to an operating loss of $40 million for the same period in 2008. Operating earnings for the full-year 2009 excluded after-tax charges of $27 million for restructuring costs taken as part of the Company's efforts to reduce expense levels and improve operational efficiency. Operating earnings for the full-year 2008 excluded an after-tax gain of $825 million related to the sale of the Company's interest in CI Financial.

Estimated 2010 Adjusted Earnings from Operations

In the third quarter of 2009, the Company provided forward-looking information under the heading "estimated 2010 normalized earnings". From this point forward, the Company will replace this term with "estimated 2010 adjusted earnings from operations". The assumptions and methodology for estimated 2010 adjusted earnings from operations, which appear below, remain unchanged from the third quarter of 2009.

Estimated adjusted earnings from operations is a forward-looking non-GAAP financial measure. Additional information on forward-looking information and non-GAAP measures can be found below in the sections "Forward-Looking Information" and "Use of Non-GAAP Financial Measures".

From 2005 to 2007, the Company generated average annual operating earnings of $2.1 billion. Earnings at this level reflect the corresponding asset and account values in existence at that time and an environment characterized by relatively stable interest rates, rising equity markets and favourable credit conditions. Beginning in the later part of 2008 and throughout 2009, dramatic changes in market conditions resulted in substantial volatility in the Company's reported financial results. The Company expects that macroeconomic challenges and market volatility will continue for some time. In 2010, earnings are expected to reflect today's lower asset levels and account values as well as higher risk management costs, potential volatility and uncertainty in capital markets, the expected higher levels of capital required by regulators, lower leverage, currency fluctuations and the potential for higher tax costs as governments around the world look to address higher deficits. To reflect these environmental factors and updated expectations, the Company provided its estimated 2010 adjusted earnings from operations in the third quarter of 2009.

Estimated 2010 adjusted earnings from operations is a financial outlook non-GAAP financial measure that estimates full-year 2010 after-tax financial results for the Company based on (i) the estimated emergence during the period of expected profit from the Company's insurance business in-force, based on the achievement of current best-estimate actuarial assumptions, plus estimated expected profit from the Company's asset management businesses, (ii) the estimated impact of writing new business during the period, (iii) estimated investment income earned on the Company's surplus assets, less debt servicing costs, during the period, and (iv) an effective tax rate for the Company during the period of between 18% and 22%. Estimated 2010 adjusted earnings from operations are based on economic and other assumptions that include (i) approximately 8% growth in equity markets per annum, (ii) a business mix (including the Company's recent acquisition in the U.K.), foreign currency exchange rates, credit spreads and interest rates consistent with levels as at September 30, 2009[3], and (iii) investment returns, tax rates, capital requirements, mortality/morbidity experience and policyholder behaviour consistent with the Company's current best-estimate actuarial assumptions. Estimated 2010 adjusted earnings from operations do not include management actions and changes in assumptions for the valuation of actuarial liabilities, gains and losses and other items outside the range of current best-estimate assumptions, such as the market impact on segregated fund guarantees, credit impairments, changes in credit ratings on the Company's fixed income portfolio, and investment-related gains and losses, the net effect of which the Company cannot reliably estimate.

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[3] Key indicators with respect to normalized earnings assumptions include, but are not limited to: equity markets (S&P 500, S&P/TSX Composite Index, TSX 60); interest rates (Government of Canada and U.S. Treasury rates); foreign currency (U.S. dollar, U.K. pound); and credit spreads (corporate bond spreads, swap spreads).

Estimated 2010 adjusted earnings from operations are based on the assumptions about future economic and other conditions, qualifications and courses of action described above. Reported financial results in 2010 may differ materially from estimated 2010 adjusted earnings from operations for a variety of reasons, including changes to the economic and other assumptions used to estimate 2010 adjusted earnings from operations, and actual economic and other experience before and during 2010 that is different than the Company's estimates. Furthermore, estimated 2010 adjusted earnings from operations excludes items that are included in the Company's reported financial results. The Company is subject to a number of sources of volatility that are described above and in the Company's 2009 annual MD&A, which may cause adjusted earnings from operations to be outside of the range of the estimate. Information related to estimated 2010 adjusted earnings from operations should be read in conjunction with the information contained in the "Critical Accounting Policies and Estimates", "Risk Management", "Market Risk Sensitivity" and "Outlook" sections in the Company's 2009 annual MD&A, and "Risk Factors" in the Company's 2009 AIF.

Subject to the foregoing, the Company estimates adjusted earnings from operations for the year ended December 31, 2010 to be in the range of $1.4 billion to $1.7 billion. The Company cannot provide assurance that the Company's reported earnings in 2010 will be within the indicated range. Updates to the Company's best estimate assumptions as well as changes in key internal and external indicators during the fourth quarter did not materially impact the range of its estimated 2010 adjusted earnings from operations.

Based on the assumptions and methodology used to determine the Company's 2010 estimated adjusted earnings from operations, the Company's estimated adjusted earnings from operations for the fourth quarter of 2009 would have been $344 million. The following table provides a reconciliation of that amount to the Company's reported income for the fourth quarter of 2009. This table highlights the major sources of differences in economic and other assumptions used in the Company's adjusted earnings from operations and actual results in the fourth quarter of 2009.

(C$ millions)	Q4 2009
Adjusted earnings from operations[4] (after-tax)	**344**
Adjusting items:	
Net impairments	(92)
Downgrades on the Company's investment portfolio	(92)
Net equity market impact	38
Tax-related items	65
Other items	33
Common Shareholders' Net Income	**296**

[4]Adjusted earnings from operations excludes (i) impairments on the Company's invested assets, net of the release of related provisions in the actuarial liabilities during the period; (ii) the impact of changes in actuarial liabilities resulting from changes in the credit ratings on the Company's invested assets during the period; (iii) equity market changes during the period that differ from the Company's best estimate assumption of approximately 8% growth in equity markets per annum, primarily in the S&P 500, S&P/TSX Composite Index and TSX60 indicies; (iv) the impact of tax-related items during the period, including those more particularly described on page 10 in the section entitled Income Taxes, that result in the Company's effective tax rate to fall outside of a range of 18% to 22% during the period; and (v) certain other items during the period, including: changes in credit spreads on corporate bonds during the period that impact the actuarial valuation of in-force policies by changing the future returns assumed on investment of net future cash flows, the impact of asset-liability rebalancing actions taken during the period in response to market conditions, such as equity market, interest rate or credit spread conditions, in order to adjust the Company's asset-liability duration management position in accordance with the Company's policies and practices, including its risk tolerance policies and practices; changes in interest rates during the period that impact the investment returns assumed for new business, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of the Company's hedging program; gains or losses on the sale of the Company's surplus assets; mortality and morbidity experience that differ from the Company's best estimate assumptions; policyholder behaviour, including lapse and surrenders, that differs from the Company's best estimate assumptions; and changes in actuarial methods and assumptions and other management actions during the period.

Impact of Currency

The Company has operations in key markets worldwide, including the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China and Bermuda, and generates earnings in local currencies in these jurisdictions, which are translated into Canadian dollars. The bulk of the Company's exposure to movements in foreign exchange is to the U.S. dollar.

Items impacting the Company's consolidated statement of operations are translated back to Canadian dollars using average exchange rates for the respective period. For items impacting the consolidated balance sheet, period end rates are used for currency translation purposes.

In general, the Company's net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. In a period of net losses, the weakening of the Canadian dollar can exacerbate losses. The relative impact of currency in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in the Company's foreign operations. The Company generally expresses the impact of currency on net income on a year-over-year basis. During the fourth quarter of 2009 and for the full year 2009, the Company's overall reported net income decreased by $12 million and $28 million, respectively, as a result of movements in foreign exchange rates.

Performance by Business Group

The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional detail concerning the segments is outlined in Note 4 to The Company's 2009 Consolidated Financial Statements, which are prepared in accordance with Canadian GAAP. Financial information concerning SLF U.S. and MFS is presented below in Canadian and U.S. dollars to facilitate the analysis of underlying business trends.

SLF Canada

	Quarterly results					Full Year	
	Q4'09	Q3'09	Q2'09	Q1'09	Q4'08	2009	2008
Common shareholders' net income (loss) ($ millions)							
Individual Insurance & Investments	138	134	131	77	(130)	480	224
Group Benefits	72	44	52	65	74	233	284
Group Wealth	33	41	27	52	1	153	137
Total	243	219	210	194	(55)	866	645

SLF Canada had net income of $243 million in the fourth quarter of 2009 compared to net income of $219 million in the third quarter of 2009 and a net loss of $55 million in the fourth quarter of 2008. Earnings in the fourth quarter of 2009 benefited from improved equity markets, the favourable impact of asset liability rebalancing, increased interest rates, and various tax-related items, including a one-time benefit of the tax rate reductions enacted in Ontario.

Results in the fourth quarter of 2008 included charges of $211 million from the impact of declining equity markets, $75 million from declining interest rates, and $48 million related to asset default assumptions in anticipation of higher future credit-related losses. These decreases were partially offset by the favourable impact of asset liability rebalancing as well as the impact of favourable morbidity experience. Earnings in the fourth quarter of 2008 also included $17 million from the Company's 37% ownership interest in CI Financial, which the Company sold in the fourth quarter of 2008.

Full year 2009 earnings for SLF Canada were $866 million compared to $645 million for the same period last year. The increase in earnings of $221 million was mainly attributable to the improved equity markets, credit experience and product changes. This increase was partially offset by the negative impact of the implementation of equity- and interest rate-related actuarial assumption updates in the third quarter of 2009, lower gains from asset liability rebalancing and less favourable morbidity. Earnings in 2008 also included $117 million from the Company's 37% ownership interest in CI Financial, which the Company sold in the fourth quarter of 2008.

In the fourth quarter of 2009, sales of Individual fixed interest products, including accumulation annuities, GICs and payout annuities, increased 58% from the same period a year ago to $255 million. Individual segregated fund sales declined 35% reflecting lower overall market demand and product changes announced during 2009. Sales of Individual life and health insurance increased 13% with an improved product mix. In Group Wealth, Group Retirement Services (GRS) sales increased by 58%. Pension Rollovers increased by 33% to $259 million, with a 56% retention rate. GRS ranked number one for the eighth consecutive year in Benefits Canada magazine's December 2009 annual Defined Contribution (DC) Plan Survey, with a market share of 36%. Group Benefits sales in the small and mid-size corporate account market continued to grow in the fourth quarter with a 30% increase over the same period last year, despite a decline in total sales.

SLF U.S.

	Quarterly results					Full Year	
	Q4'09	Q3'09	Q2'09	Q1'09	Q4'08	**2009**	2008
Common shareholders' net income (loss) (US$ millions)							
Annuities	**(80)**	(186)	187	(324)	(672)	**(403)**	(1,031)
Individual Insurance	**50**	(222)	70	(57)	95	**(159)**	73
Employee Benefits Group	**22**	22	30	48	1	**122**	75
Total (US$ millions)	**(8)**	(386)	287	(333)	(576)	**(440)**	(883)
Total (C$ millions)	**(9)**	(413)	364	(407)	(679)	**(465)**	(1,016)

SLF U.S. had a loss of C$9 million in the fourth quarter of 2009, as compared to a loss of C$413 million in the third quarter of 2009 and a loss of C$679 million in the fourth quarter of 2008. The strengthening of the Canadian dollar against the U.S. dollar decreased the reported loss in SLF U.S. by C$1 million in the fourth quarter of 2009 compared to the fourth quarter of 2008.

In U.S. dollars, the fourth quarter 2009 loss of US$8 million compared to a loss of US$576 million in the fourth quarter of 2008. Results in the fourth quarter of 2009 were driven primarily by losses in Annuities partially offset by favourable results in Individual Insurance and the Employee Benefits Group. The losses in the fourth quarter were attributable primarily to net credit impairments, reserve increases for downgrades on the investment portfolio, and lower asset reinvestment gains from changes in credit spreads. These losses were partially offset by the favourable impact of asset liability rebalancing, equity markets and increased interest rates.

Results in the fourth quarter of 2008 were driven mainly by an increase in annuity reserves required by the impact of declining equity markets, the negative impact of credit spreads, reserve increases for downgrades on the investment portfolio, asset impairments and changes to asset default assumptions in anticipation of higher future credit-related losses.

The loss for the twelve months ended December 31, 2009 was US$440 million compared to a loss of US$883 million for the same period last year. Losses were lower primarily due to reserve releases attributable to favourable equity markets during 2009 and a lower level of net credit impairments relative to 2008, offset by increases in reserves for downgrades on the investment portfolio, reserve strengthening in Individual Insurance for updates to policyholder behavior assumptions, and the implementation of equity- and interest rate-related assumption updates in the third quarter of 2009. Results in 2009 also included a tax benefit based on the domestic U.S. tax rate of 35%, adjusted for the release of a valuation allowance against deferred tax assets associated with investment losses, as well as other tax benefits.

Growth initiatives and enhanced distribution continue to improve sales performance in the Annuities division. Domestic variable annuity sales in the fourth quarter were US$716 million, an increase of 50% from the same period a year ago. Changes to the variable annuity product were launched in the third quarter of 2009 to reduce the risk profile of products and improve profitability, while remaining competitive in the market place. Total Individual Insurance sales in the fourth quarter of 2009 were up 7% compared to the same period a year ago. Employee Benefits Group sales of US$323 million in the fourth quarter of 2009 were consistent with record sales reported in the fourth quarter of 2008.

MFS Investment Management

	Q4'09	Q3'09	Q2'09	Q1'09	Q4'08	2009	2008
			Quarterly Results			Full Year	
Common shareholders' net income (US$ millions)	47	39	27	23	25	136	186
Common shareholders' net income (C$ millions)	49	43	32	28	30	152	194
Pre-tax operating profit margin ratio[4]	29%	28%	23%	21%	21%	26%	30%
Average net assets (US$ billions)	181	162	140	125	133	153	172
Assets under management (US$ billions)[4]	187	175	147	124	134	187	134
Net sales (redemptions) (US$ billions)	6.1	7.7	4.9	0.2	(2.1)	18.9	(5.8)
Asset appreciation/(depreciation) (US$ billions)	6.9	20.0	17.9	(10.7)	(25.5)	34.1	(59.4)
S&P 500 Index (daily average)	1,088	994	893	811	910	947	1,221

MFS had net income of C$49 million in the fourth quarter of 2009 compared to earnings of C$43 million in the third quarter of 2009 and earnings of C$30 million in the fourth quarter of 2008. The strengthening of the Canadian dollar against the U.S. dollar decreased earnings for MFS by C$7 million in the fourth quarter of 2009 compared to the fourth quarter of 2008.

In U.S. dollars, fourth quarter earnings were US$47 million compared to US$39 million in the third quarter of 2009 and earnings of US$25 million in the fourth quarter of 2008. The increase in earnings from the fourth quarter of 2008 was primarily due to higher average net assets, which increased to US$181 billion in the fourth quarter of 2009 from US$133 billion in the fourth quarter of 2008 as a result of strong net sales and asset appreciation.

Earnings for the twelve months ended December 31, 2009 were US$136 million compared to earnings of US$186 million for the same period last year. Net income for the full-year decreased primarily from the impact of lower average net assets in 2009 compared with 2008.

Total assets under management at December 31, 2009 increased to US$187 billion compared to US$134 billion at December 31, 2008. This increase was driven by asset appreciation of US$34.1 billion and net inflows of US$18.9 billion.

Gross sales in the fourth quarter of US$14.9 billion and annual gross sales of US$48.5 billion were the highest in the 85-year history of MFS. Net inflows were US$18.9 billion for 2009. MFS' retail fund performance remains strong with 83% of fund assets ranked in the top half of their respective Lipper categories based on 3-year performance. Performance in the Global/International equity style has been especially strong, with 97% of fund assets ranking in the top half of their 3 and 5-year Lipper averages as of December 31, 2009.

SLF Asia

	Q4'09	Q3'09	Q2'09	Q1'09	Q4'08	2009	2008
			Quarterly results			Full Year	
Common shareholders' net income ($ millions)	27	13	19	17	16	76	33

Fourth quarter earnings for SLF Asia were $27 million compared to earnings of $13 million in the third quarter of 2009 and earnings of $16 million in the fourth quarter of 2008. The increase in earnings from the fourth quarter of 2008 was primarily due to improved market conditions and favourable mortality and credit experience in Hong Kong.

Full year 2009 earnings of SLF Asia were $76 million compared to $33 million for last year. The increase in earnings was mainly due to improved market conditions in 2009 and favourable mortality and credit experience in Hong Kong.

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[4] Pre-tax operating profit margin ratio and assets under management are non-GAAP measures. See "Use of Non-GAAP Financial Measures".

Individual life sales in SLF Asia for the year of 2009 were $833 million, higher than last year by 4% with growth in India and China, partly offset by slowdown of sales in other markets. Reduced preference for investment-linked products created by volatile economic conditions has been mostly offset by increased demand for traditional insurance products.

Corporate

Corporate includes the results of Sun Life Financial U.K. (SLF U.K.) and Corporate Support, which includes the Company's reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial's other business segments.

	Quarterly results					Full Year	
	Q4'09	Q3'09	Q2'09	Q1'09	Q4'08	**2009**	2008
Common shareholders' net income (loss) ($ millions)							
SLF U.K.	**9**	10	(50)	-	40	**(31)**	209
Corporate Support	**(23)**	(12)	16	(45)	777	**(64)**	720
Total	**(14)**	(2)	(34)	(45)	817	**(95)**	929

The Corporate segment had a loss of $14 million in the fourth quarter of 2009 compared to a loss of $2 million in third quarter of 2009 and earnings of $817 million in the fourth quarter of 2008.

SLF U.K. had a net income of $9 million in the fourth quarter of 2009 compared to net income of $40 million in the fourth quarter of 2008. The decrease of $31 million in SLF U.K. earnings was primarily as a result of the adverse impact of changes in interest rates and equity values, including hedge impacts. In Corporate Support, net losses in the fourth quarter of 2009 were $23 million compared to earnings of $777 million one year earlier. Corporate Support results in the fourth quarter of 2009 reflect favourable mortality experience in the Company's life retrocession reinsurance business, offset by updates to policyholder behaviour in the run-off reinsurance business. Results in Corporate Support for the fourth quarter of 2008 include an after-tax gain of $825 million related to the sale of the Company's interest in CI Financial.

Net losses for the twelve months ended December 31, 2009 were $95 million compared to earnings of $929 million for the same period last year. This reflected a decrease in SLF U.K. earnings, which was primarily the result of reserve increases for downgrades on the investment portfolio and the adverse impact of changes in interest rates and equity values and the negative impact of the implementation of equity- and interest rate-related actuarial assumption updates in the third quarter of 2009. Net income in Corporate Support in 2009 was $784 million lower than the prior year which benefited from an after-tax gain of $825 million related to the sale of the Company's interest in CI Financial in the fourth quarter of 2008. Corporate Support results were favourably impacted in 2009 by investment related gains and improved performance in the Company's life retrocession business.

On October 1, 2009, the Company completed the acquisition of the U.K. operations of Lincoln National Corporation. The combined operations have doubled SLF U.K.'s policies in-force and carry the Sun Life Financial of Canada name, a brand that has been active in the U.K. for more than a century.

Additional Financial Disclosure

REVENUE

Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments, and (iii) fee income received for services provided. Under Canadian GAAP, segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.

Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading and, consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing liabilities are written down in value to reflect impairment or default, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in an increase in actuarial liabilities charged through the consolidated statement of operations. Additional detail on the Company's accounting policies can be found in Sun Life Financial Inc.'s 2009 annual MD&A.

($ millions)	Quarterly Results					Year to date	
	Q4'09	Q3'09	Q2'09	Q1'09	Q4'08	**2009**	2008
Revenues							
SLF Canada	**2,291**	**3,388**	3,479	2,249	2,052	**11,407**	7,927
SLF U.S.	**1,818**	**3,643**	3,893	2,360	587	**11,714**	3,817
MFS	**342**	**322**	299	288	310	**1,251**	1,381
SLF Asia	**353**	**588**	634	238	128	**1,813**	498
Corporate (net of consolidation adjustments)	**189**	**890**	415	(107)	1,629	**1,387**	1,940
Total as reported	**4,993**	**8,831**	8,720	5,028	4,706	**27,572**	15,563
Impact of currency and changes in the fair value of held-for trading assets and derivative instruments	**(912)**	**2,653**	2,387	(877)	(1,827)	**3,251**	(8,117)
Total adjusted revenue	**5,905**	**6,178**	6,333	5,905	6,533	**24,321**	23,680

Revenues for the fourth quarter of 2009 were $5.0 billion, up $287 million from the comparable period a year ago. An improvement of $2.0 billion from the increase in fair value of held-for-trading assets was partly offset by a reduction of $720 million from derivative income and a reduction in other investment income of $1.2 billion which included a pre-tax gain of $1.0 billion on the sale of the Company's interest in CI Financial in the fourth quarter of 2008. Fee income was also higher by $141 million in the fourth quarter of 2009 than 2008. Excluding the impact of currency and fair value changes in held-for-trading assets, fourth quarter 2009 revenue of $5.9 billion was $628 million lower than the same period a year ago with a reduction of $1.0 billion due to the gain on sale of the Company's interest in CI Financial in the fourth quarter of 2008 partly offset by an increase in fee income of $219 million and premiums of $245 million mostly from increased life and annuity premiums.

Premium revenue was down by $5 million in the fourth quarter of 2009 compared to the same period one year ago, with a reduction of $250 million arising from the strengthening of the Canadian dollar against the U.S. dollar. The increase of $245 million, excluding the effect of currency, mostly arose from higher annuity premiums in SLF Canada and Life premiums in SLF US.

Net investment income of $742 million was $151 million higher in the fourth quarter of 2009 compared to the same period a year ago. The changes in fair market value of held-for-trading assets and derivatives improved net investment income of $1.3 billion in the fourth quarter of 2009 compared to the same period in 2008. This improvement was partly offset by the reduction of $1.0 billion arising from the sale of the company's interest in CI Financial included in the fourth quarter of 2008 investment income.

Fee income of $771 million in the fourth quarter of 2009 was up by $141 million compared to the same period in the previous year with a decrease of $78 million from the strengthening of the Canadian dollar relative to the U.S. dollar more than offset by increased fees in most of the Company's operations.

Revenues of $27.6 billion for the twelve months ended December 31, 2009 were up $12.0 billion from the comparable period a year earlier driven primarily by:

(i) an increase of $9.9 billion in net investment income, excluding currency changes, primarily from changes in fair value of held-for-trading assets less the 2008 gain of $1.0 billion arising from the sale of the Company's interest in CI Financial;

(ii) an increase of $1.4 billion in premium revenue, excluding currency changes primarily from higher annuity premiums in SLF Canada and SLF U.S.; and

(iii) an increase of $886 million from the weakening of the Canadian dollar.

INCOME TAXES

The Company has a statutory tax rate of 32%, which is reduced by a relatively steady stream of tax benefits, such as lower tax in foreign jurisdictions, a range of tax exempt investment income sources and other sustainable tax benefit streams that, in combination with a normal level of pre-tax income, decrease the Company's effective tax rate to an expected range of 18 to 22%.

In the fourth quarter of 2009, the Company had a tax recovery of $87 million on income before taxes and non-controlling interest of $236 million, leading to a negative effective tax rate of 36.8%. The income tax recovery in the fourth quarter resulted from various items including higher tax exempt investment income, recently enacted tax rate changes and favourable resolution of uncertain tax positions.

ASSETS UNDER MANAGEMENT (AUM)

AUM[5] were $432.6 billion as at December 31, 2009 compared to $381.1 billion as at December 31, 2008, and $411.9 billion as at September 30, 2009. The increase of $51.5 billion between December 31, 2008 and December 31, 2009 resulted primarily from:

(i) positive market movements of $47.5 billion;

(ii) net sales of mutual, managed and segregated funds of $25.6 billion;

(iii) an increase of $4.9 billion from the change in value of held-for-trading assets;

(iv) an increase of $6.6 billion in segregated funds and $1.3 billion in general funds arising from the acquisition of the Lincoln U.K. business; and

(v) business growth of $2.7 billion, mostly in the wealth businesses partially offset by

(vi) a decrease of $37.1 billion from a strengthening Canadian dollar against foreign currencies compared to the prior period exchange rates.

AUM increased $20.7 billion between September 30, 2009 and December 31, 2009. The increase in AUM related primarily to:

(i) net sales of mutual, managed and segregated funds of $7.1 billion;

(ii) positive market movements of $9.8 billion; and

(iii) an increase of $6.6 billion in segregated funds and $1.3 billion in general funds arising from the acquisition of the Lincoln U.K. business; partially offset by

(iv) a decrease of $ 4.2 billion from the strengthening of the Canadian dollar against foreign currencies.

CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS' EQUITY

Total general fund assets were $120.1 billion as at December 31, 2009, compared to $119.8 billion a year earlier and $119.5 billion at September 30, 2009. The increase in general fund assets from December 31, 2008 resulted primarily from an increase of $4.9 billion from the change in value of held-for-trading assets, a gain of $2.7 billion from business growth and an increase of $1.3 billion from the acquisition of the Lincoln U.K. business. This was mostly offset by a decrease of $8.7 billion from the strengthening of the Canadian dollar against foreign currencies.

---

[5]AUM is a non-GAAP financial measure. See "Use of Non-GAAP Financial Measures".

Actuarial and other policy liabilities of $84.6 billion as at December 31, 2009 increased by $3.2 billion compared to December, 31, 2008, with an increase of $4.9 billion related to corresponding changes in fair value of held-for-trading assets and business growth of $4.0 billion, mostly from annuity sales in SLF U.S. and SLF Canada. This was partially offset by a reduction of $5.3 billion from the strengthening of the Canadian dollar against foreign currencies.

Shareholders' equity, including Sun Life Financial's preferred share capital, was $17.3 billion as at December 31, 2009 compared to $17.3 billion as at December 31, 2008. The movement between December 31, 2008 and December 31, 2009 resulted primarily from:

  (i)   shareholders' net income of $613 million, before preferred share dividends of $79 million;
  (ii)   change in unrealized gains (losses) on available-for-sale assets in other comprehensive income (OCI) of $1.5 billion;
  (iii) an increase of $136 million from common share issues and $22 million from stock based compensation and
  (iv)   net proceeds of $246 million from the issue of 6% preferred shares; partially offset by
  (v)   common share dividend payments of $796 million; and
  (vi)   a decrease of $1.6 billion from the strengthening of the Canadian dollar.

REVIEW OF ACTUARIAL METHODS AND ASSUMPTIONS

Management makes judgments involving assumptions and estimates relating to the Company's obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these obligations is fundamental to the Company's financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products. The Company's policyholder benefit payment obligations are estimated over the life of its annuity and insurance products, based on internal valuation models, and are recorded in its financial statements, primarily in the form of actuarial liabilities. The Company reviews these assumptions each year, generally in the third and fourth quarters, and revises these assumptions, if appropriate.

During the fourth quarter of 2009, the net impact of the review and update of actuarial method and assumption changes resulted in a net decrease in actuarial liabilities of $2 million. Details of fourth quarter assumption changes by major category are provided below.

Assumption	Increase(Decrease) in actuarial liabilities	Comments
($ millions)		
Mortality/Morbidity	(54)	Reflect recent mortality experience studies in several of the Company's businesses.
Lapse and other policyholder behaviour	48	Primarily attributed to updates for experience on lapse and annuitization rates for a closed block of reinsurance business.
Other	4	
Total	(2)	

Additional information on estimates relating to the Company's obligation to policyholders, including the methodology and assumptions used in their determination, can be found in the Benefits to Policyholders section of the Company's 2009 Annual MD&A under the heading "Critical Accounting Policies and Estimates".

INVESTMENTS

The Company had total general fund invested assets of $108.2 billion as at December 31, 2009. The majority of the Company's general funds are invested in medium- to long-term fixed income instruments such as bonds and mortgages. The Company's portfolio composition is conservative, with 86% of the general funds in cash and fixed income investments. Stocks and real estate comprised 5% and 4% of the portfolio, respectively. The remaining 5% of the portfolio is comprised of policy loans, derivative assets, and other invested assets.

As at December 31, 2009, the Company held $61.3 billion of bonds, which constituted 57% of the Company's overall investment portfolio. Bonds with an investment grade of "A" or higher represented 67%, and bonds rated "BBB" or higher represented 96% of the total bond portfolio as at December 31, 2009, down from 97% at December 31, 2008.

Included in the $61.3 billion of bonds, the Company held $13.2 billion of non-public bonds, which constituted 22% of the Company's overall bond portfolio, compared with $12.7 billion, or 21%, as at December 31, 2008. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 73% of the total bond portfolio as at December 31, 2009, compared to 75% as at December 31, 2008.

The Company's gross unrealized losses as at December 31, 2009 for available-for-sale bonds and held-for-trading bonds were $0.4 billion and $2.4 billion, respectively, compared with $1.9 billion and $7.1 billion, respectively as at December 31, 2008. The decrease in gross unrealized losses was largely due to the narrowing of credit spreads, primarily in the financial and securitization sectors, and the strengthening Canadian dollar, which were partially offset by movements in interest rates.

The Company's bond portfolio as at December 31, 2009 included $14.5 billion in the financial sector, representing approximately 24% of the Company's bond portfolio, or 13% of the Company's total invested assets. This compares to $15.5 billion as at December 31, 2008. The $1.0 billion decrease in the value of financial sector bond holdings was the combined result of the strengthening Canadian dollar, sales and maturities and higher interest rates, partially offset by narrowing credit spreads.

The Company's bond portfolio as at December 31, 2009 included $4.2 billion of asset-backed securities reported at fair value, representing approximately 7% of the Company's bond portfolio, or 4% of the Company's total invested assets. This compares to $5.1 billion as at December 31, 2008. The $0.9 billion decrease in the value of asset-backed securities was primarily the result of net sales and maturities, the strengthening Canadian dollar and higher interest rates partially offset by narrowing credit spreads. Over the course of 2009, the credit quality of the Company's asset-backed securities deteriorated as a result of downgrades.

($ millions)	December 31, 2009			December 31, 2008		
	Amortized Cost	**Fair value**	**BBB and higher**	Amortized Cost	Fair value	BBB and higher
Commercial mortgage-backed securities	**2,219**	**1,772**	**92.9%**	2,820	1,889	99.7%
Residential mortgage-backed securities						
Agency	**735**	**768**	**100.0%**	1,108	1,138	100.0%
Non-agency	**1,318**	**886**	**80.2%**	1,773	1,092	98.4%
Collateralized debt obligations	**243**	**169**	**34.9%**	449	215	80.8%
Other*	**729**	**571**	**80.6%**	983	754	97.3%
Total	**5,244**	**4,166**	**87.5%**	7,133	5,088	98.3%

* Other includes sub-prime, a portion of the Company's exposure to Alt-A and other asset-backed securities.

The Company determines impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss given default expectations for the underlying collateral pool. Assumptions used include macro economic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss given default expectations for the underlying collateral pool are assessed on a security by security basis based on factors such as the seasoning of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and the Company believes the loss is probable of occurring, an impairment is recorded.

Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. The Company's asset-backed portfolio is highly sensitive to fluctuations in macro economic factors, assumed default rates for the underlying collateral pool and loss given default expectations. In addition, the Company's asset-backed portfolio has exposure to lower rated securities that are highly leveraged, with relatively small amounts of subordination available below the Company's securities to absorb losses in the underlying collateral pool. For these securities, if a relatively small percentage of the underlying collateral pool defaults, the Company may lose all of its principal investment in the security.

Further write-downs on previously impaired securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss given default expectations.

The fair value of the Company's asset-backed securities reported as bonds is further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio.

As at December 31, 2009 (based on fair value)	CMBS	RMBS – Agency	RMBS – Non-agency	CDOs	Other
Rating					
AAA	67.3%	100.0%	29.9%	7.5%	55.1%
AA	7.9%	0.0%	28.4%	21.6%	5.6%
A	8.0%	0.0%	11.5%	0.2%	10.2%
BBB	9.7%	0.0%	10.4%	5.6%	9.7%
BB & Below	7.1%	0.0%	19.8%	65.1%	19.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Vintage					
2005 & Prior	80.9%	57.7%	87.9%	68.6%	55.6%
2006	14.7%	8.6%	10.0%	11.4%	17.1%
2007	4.3%	13.0%	1.5%	20.0%	1.5%
2008	0.0%	15.9%	0.0%	0.0%	25.8%
2009	0.1%	4.8%	0.6%	0.0%	0.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS= Commercial Mortgage-Backed Securities; RMBS = Residential Mortgage-Backed Securities, CDOs = Collateralized Debt Obligations

As at December 31, 2008 (based on fair value)	CMBS	RMBS – Agency	RMBS – Non-agency	CDOs	Other
Rating					
AAA	74.5%	100.0%	33.2%	19.1%	51.3%
AA	7.7%	0.0%	48.0%	46.5%	13.9%
A	8.3%	0.0%	11.6%	10.5%	20.4%
BBB	9.2%	0.0%	5.6%	4.7%	11.7%
BB & Below	0.3%	0.0%	1.6%	19.2%	2.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Vintage					
2005 & Prior	85.6%	59.2%	90.2%	75.0%	59.3%
2006	10.8%	11.1%	8.2%	9.5%	18.5%
2007	3.5%	13.1%	1.6%	15.5%	2.5%
2008	0.1%	16.6%	0.0%	0.0%	19.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS= Commercial Mortgage-Backed Securities; RMBS = Residential Mortgage-Backed Securities, CDOs = Collateralized Debt Obligations

As at December 31, 2009, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $137 million and $109 million, respectively, together representing approximately 0.2% of the Company's total invested assets. Of these investments, 89% either were issued before 2006 or have an "AAA" rating. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

($ millions)		December 31, 2009			December 31, 2008	
	Residential	Non-Residential	Total	Residential	Non-Residential	Total
Canada	2,341	5,193	7,534	2,620	5,896	8,516
United States	280	5,905	6,185	342	7,338	7,680
United Kingdom	-	57	57	-	71	71
Total mortgages	2,621	11,155	13,776	2,962	13,305	16,267
Corporate loans			5,673	-	-	6,035
Total mortgages and corporate loans			19,449			22,302

The recovery of the commercial real estate market will more than likely lag behind the overall economic recovery. The recovery will largely be dependent on macroeconomic factors such as job growth and consumer confidence. The majority of the credit concerns the Company has experienced have been in the retail sector in states such as Arizona, Colorado and Florida. The Company has also experienced some difficulties with owner occupied industrial properties in Ohio, Michigan and Indiana. With anticipated decreases in property values, borrowers will continue to experience reduced cash flows.

The distribution of mortgages and corporate loans by credit quality as at December 31, 2009 and December 31, 2008 is shown in the tables below. As at December 31, 2009, the Company's mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $13.5 billion, spread across approximately 4,000 loans. The Company's commercial portfolio has a weighted average loan to value of approximately 60%. The estimated weighted average debt service coverage is 1.60 times. Included in the Company's residential mortgage portfolio are multi-family rental properties that are classified as commercial mortgages. Impaired mortgages increased by $161 million to $252 million mainly due to deteriorating conditions in commercial real estate. Approximately 75% of the impaired loans are in the United States. In the fourth quarter of 2009, the Company established a sectoral allowance of $55 million against potential commercial mortgage impairments.

($ millions)	December 31, 2009					
	Gross Carrying Value			Allowance for losses		
	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total
Not past due	$13,600	$5,649	$19,249	$ -	$ -	$ -
Past due:						
Past due less than 90 days	30	-	30	-	-	-
Past due 90 to 179 days	-	-	-	-	-	-
Past due 180 days or more	-	1	1	-	-	-
Impaired	252	33	285	106	10	116
Balance, December 31, 2009	$13,882	$5,683	$19,565	$106	$10	$116

($ millions)	December 31, 2008					
	Gross Carrying Value			Allowance for losses		
	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total
Not past due	$16,171	$5,946	$22,117	$ -	$ -	$ -
Past due:						
Past due less than 90 days	17	17	34	-	-	-
Past due 90 to 179 days	-	14	14	-	-	-
Past due 180 days or more	1	9	10	-	-	-
Impaired	91	59	150	13	10	23
Balance, December 31, 2008	$16,280	$6,045	$22,325	$13	$10	$23

Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $169 million as at December 31, 2009, $42 million higher than the December 31, 2008 level for these assets.

In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company has provided $2.9 billion for possible future asset defaults for financial assets included in its actuarial liabilities as at December 31, 2009. To the extent an asset is written off, or disposed of, any corresponding amounts set aside for possible future asset defaults in actuarial liabilities in respect of that asset will be released into income. The $2.9 billion for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting actuarial liabilities.

The values of the Company's derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	December 31, 2009	December 31, 2008
Net fair value	125	(550)
Total notional amount	47,260	50,796
Credit equivalent amount	1,010	1,260
Risk-weighted credit equivalent amount	7	28

The total notional amount decreased to $47.3 billion as at December 31, 2009, from $50.8 billion at the end of 2008, primarily due to a decrease in interest rate contracts partially offset by an increase in equity contracts. The net fair value increased to $0.1 billion in 2009 from the 2008 year-end amount of ($0.6) billion. The change was primarily due to an increase in the market value of foreign exchange contracts resulting from the strengthening of the Canadian dollar relative to other foreign currencies partially offset by decreases in equity contracts resulting from stronger equity markets.

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

CAPITAL MANAGEMENT AND LIQUIDITY

Sun Life Financial has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company's capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial manages capital for all of its subsidiaries in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, conducts a rigorous capital plan annually where capital options, fundraising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.

Sun Life Assurance, the Company's principal operating subsidiary in Canada, is subject to the MCCSR capital rules of the Office of the Superintendent of Financial Institutions Canada (OSFI). The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. With an MCCSR ratio of 221% as at December 31, 2009, Sun Life Assurance exceeded minimum regulatory levels. The decline in the MCCSR from 232% as at December 31, 2008 was driven primarily by on-going credit deterioration and the impact of the update of equity and interest assumptions used to value its segregated funds and individual life liabilities partially offset by earnings.

Capital is managed both on a consolidated basis under principles that consider all the risk associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial was well above its minimum internal capital targets as at December 31, 2009. As illustrated in the Market Risk Sensitivity section of this media release, Sun Life Assurance is expected to remain well above its minimum targets after a 10% drop in equity markets from December 31, 2009 levels.

The financial strength ratings assigned by independent credit rating agencies for Sun Life Financial's principal operating subsidiaries remained unchanged during the fourth quarter of 2009.

The Company's risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. The Company maintains an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios. The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments against established targets.

The Company's primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.

MARKET RISK SENSITIVITY

The Company's earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company's financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products. The following table sets out the estimated immediate impact or sensitivity of the Company's net income and MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2009.

	Interest Rates[1]		Equity Markets[2]		Equity Markets[2]	
	1% increase	1% decrease	10% increase	10% decrease	25% increase	25% decrease
Net income impact ($ millions)	(50) - 50	(150) - (250)	75 - 125	(150) – (200)	150 - 250	(475) – (575)
MCCSR ratio[3]	up to 8 percentage points increase	up to 12 percentage points decrease	up to 5 percentage points increase	up to 5 percentage points decrease	up to 5 percentage points increase	up to 15 percentage points decrease

[1] Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve as at December 31, 2009
[2] Represents the respective change across all equity markets as at December 31, 2009. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly for from those illustrated above
[3] The sensitivities provided are relative to the MCCSR ratio for Sun Life Assurance of 221%

The Company used a 10% increase or decrease in equity markets and a 1% change in interest rates in its market sensitivity because it believed that such changes in equity markets and interest rates were reasonably possible as at December 31, 2009. The Company has also disclosed the impact of a 25% increase or decrease in its equity market sensitivity to illustrate that changes in equity markets in excess of 10% may result in other than proportionate impacts.

The equity market risk sensitivities disclosed in the table above includes the impact of providing for the guarantees associated with the segregated fund and variable annuity contracts and are net of the expected mitigation impact of the Company's hedging programs in effect as at December 31, 2009. Increased sales, de-risking initiatives such as product simplification and pricing changes, as well as the Company's hedging program are reflected in the Company's market sensitivity disclosure.

The Company's market risk sensitivities are forward-looking estimates and are non-GAAP measures. These are measures of the Company's estimated net income and capital sensitivity to the changes in interest rate and equity market levels described above, based on interest rates, equity market prices, and business mix in place as of December 31, 2009. These sensitivities are calculated independently for each risk factor generally assuming that all other risk variables remain constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the market shocks illustrated above, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the December 31, 2009 calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.

These sensitivities reflect the composition of the Company's assets and liabilities as of December 31, 2009. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as of the December 31, 2009 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge rebalancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risks and other operational risk in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

Similarly, the sensitivities are based on financial reporting methods and assumptions in effect as of December 31, 2009. Changes in accounting or actuarial valuation methods, models or assumptions, including the prospective equity and interest rate actuarial assumption changes described earlier, could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company's future net income and capital sensitivities. Given the nature of these calculations, the Company cannot provide assurance that those actual earnings and capital impacts will be within the indicated ranges.

The Company's primary exposure to equity risk is through its segregated fund products and variable annuities which provide benefit guarantees linked to underlying fund performance. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization, depending on the market performance of the underlying funds. Approximately 70 to 80% of the Company's sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in the Company's Corporate business segment.

	December 31, 2009		
($ millions)	Fund Value	Amount at Risk	Actuarial Liabilities
SLF Canada	10,796	539	215
SLF U.S.	21,069	3,006	675
Run-off reinsurance	3,049	811	452
Total	34,915	4,356	1,342

	December 31, 2008		
($ millions)	Fund Value	Amount at Risk	Actuarial Liabilities
SLF Canada	7,940	1,373	616
SLF U.S.	18,115	6,490	1,726
Run-off reinsurance	3,675	1,200	694
Total	29,730	9,063	3,036

The amount at risk shown in the above tables represents the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. The amount at risk is not currently payable as the amount payable is contingent on future fund performance, deaths, deposits and withdrawals. The actuarial liabilities represents management's provision for future costs associated with these guarantees in accordance with accounting guidelines and includes a provision for adverse deviation in accordance with valuation standards.

Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values. The amount at risk and actuarial liabilities at December 31, 2009 decreased from December 31, 2008 primarily due to improvements in equity markets and the strengthening of the Canadian dollar. The increase in the fund value is the result of improvements in equity markets and net business growth offset by the strengthening of the Canadian dollar.

The Company's run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance which is included in the Corporate business segment.

The ultimate cost of providing for the guarantees in respect of the Company's segregated fund and variable annuity products is uncertain, and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, as described in the Risk Factors section in the Company's 2009 AIF, which may result in negative impacts on net income and capital. The Company has implemented hedging programs, involving the use of derivative instruments, in order to help mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing its exposure to this particular class of equity market risk.

As at December 31, 2009 approximately 90% of the Company's total segregated fund and variable annuity contracts, as measured by associated fund values, were included in an equity hedging program. While these contracts are included in our hedging program, not all of the equity exposure associated with these contracts is hedged. The Company's net equity exposure related to guarantees associated with these contracts is included in the market sensitivity table. For those segregated fund and variable annuity contracts in the equity hedging program, the Company only hedges the guaranteed portion of the contract. The equity hedging program generally does not extend to include the fee income or the future stream of fee income levied on account balances in these contracts. These programs are primarily focused on hedging the expected economic costs associated with providing the above-mentioned segregated fund and variable annuity guarantees. Since the economic value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the "Outlook", "Critical Accounting Policies and Estimates" and "Risk Management" sections in the Company's 2009 annual MD&A and "Risk Factors" in the Company's AIF for the year ended December 31, 2009, copies of which are available on its website at www.sunlife.com and at www.sedar.com and www.sec.gov.

ENTERPRISE RISK MANAGEMENT

Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial's enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.'s 2009 annual MD&A and 2009 AIF.

LEGAL AND REGULATORY MATTERS

Information concerning legal and regulatory matters is provided in Sun Life Financial Inc.'s 2009 annual Consolidated Financial Statements, 2009 annual MD&A and 2009 AIF.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with GAAP.

There were no changes in the Company's internal control over financial reporting during the period beginning on October 1, 2009 and ended on December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

USE OF NON-GAAP FINANCIAL MEASURES

Management evaluates the Company's performance on the basis of financial measures prepared in accordance with GAAP and certain non-GAAP financial measures. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company's performance and facilitate the comparison of the quarterly and full-year results of the Company's ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.'s annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports – Year-end Reports.

Management measures the Company's performance based on operating earnings and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Other non-GAAP measures that management uses include (i) financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations; (ii) adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue; (iii) pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS; (iv) assets under management, mutual funds, managed funds and other AUM, and (v) the value of new business is used to measure overall profitability, which is based on actuarial amounts for which there are no comparable amounts under GAAP.

Estimated 2010 adjusted earnings from operations and market sensitivities are forward-looking non-GAAP financial measures, for which there are no directly comparable measures under GAAP and for which a reconciliation is not possible as they are forward-looking information. Reconciliations of those amounts to the most directly comparable GAAP measures are not accessible on a forward-looking basis because the Company believes it is only possible to provide ranges of the assumptions used in determining those non-GAAP measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period and may have a significant impact on reported net income in 2010.

RECONCILIATION OF OPERATING EARNINGS

The following table sets out the items that have been excluded from the Company's operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company's earnings based on GAAP.

($ millions)	Quarterly results							
	Q4'09	Q3'09	Q2'09	Q1'09	Q4'08	Q3'08	Q2'08	Q1'08
Reported Earnings (GAAP)	**296**	(140)	591	(213)	129	(396)	519	533
After-tax gain (loss) on special items								
Gain on sale of interest in CI Financial	-	-	-	-	825	-	-	-
Restructuring costs to reduce expense levels	-	-	-	(27)	-	-	-	-
Total special items	-	-	-	(27)	825	-	-	-
Operating earnings	**296**	(140)	591	(186)	(696)	(396)	519	533

FORWARD-LOOKING INFORMATION

Certain information in this document, including information relating to the Company's strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, including information set out in this MD&A under the headings of Estimated Adjusted Earnings from Operations, Outlook and Market Risk Sensitivity, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking information includes the information concerning possible or assumed future results of operations of the Company. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value of SLF Inc. may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under "Risk Factors" in the Company's AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the creditworthiness of guarantors and counterparties to derivatives; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; market conditions that adversely affect the Company's capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to product design and pricing; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; uncertainty in the rate of mortality improvement; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; and the potential for losses from multiple risks occurring simultaneously or in rapid progression. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. The financial results presented in this document are unaudited.

Consolidated Statements of Operations

(unaudited, in millions of Canadian dollars except for per share amounts)	For the three months ended		For the year ended	
	December 31 2009	December 31 2008	**December 31 2009**	December 31 2008
Revenue				
Premium Income:				
Annuities	$ **777**	$ 748	$ **4,795**	$ 3,592
Life insurance	**1,639**	1,661	**6,380**	5,928
Health insurance	**1,064**	1,076	**4,335**	4,067
	3,480	3,485	**15,510**	13,587
Net investment income (loss):				
Changes in fair value of held-for-trading assets	**(147)**	(2,189)	**4,878**	(7,399)
Income (loss) from derivative instruments	**(380)**	340	**(943)**	(220)
Net gains (losses) on available-for-sale assets	**7**	(66)	**(5)**	(241)
Other net investment income	**1,262**	1,491	**5,462**	6,078
Gain on sale of equity investment	**-**	1,015	**-**	1,015
	742	591	**9,392**	(767)
Fee income	**771**	630	**2,670**	2,743
	4,993	4,706	**27,572**	15,563
Policy benefits and expenses				
Payments to policyholders, beneficiaries and depositors:				
Maturities and surrenders	**1,002**	1,624	**4,566**	5,310
Annuity payments	**337**	353	**1,367**	1,380
Death and disability benefits	**662**	797	**2,997**	2,844
Health benefits	**820**	771	**3,210**	2,938
Policyholder dividends and interest on claims and deposits	**325**	363	**1,317**	1,303
	3,146	3,908	**13,457**	13,775
Net transfers to segregated funds	**206**	66	**860**	539
Increase (decrease) in actuarial liabilities	**(32)**	(385)	**7,697**	(4,429)
Commissions	**418**	396	**1,662**	1,545
Operating expenses	**869**	835	**3,176**	3,003
Premium taxes	**56**	56	**222**	227
Interest expense	**94**	87	**403**	366
	4,757	4,963	**27,477**	15,026
Income (loss) before income taxes and non-controlling interests	**236**	(257)	**95**	537
Income tax expense (benefit)	**(87)**	(406)	**(542)**	(343)
Non-controlling interests in net income of subsidiaries	**5**	3	**15**	23
Total net income	**318**	146	**622**	857
Less: Participating policyholders' net income (loss)	**1**	-	**9**	2
Shareholders' net income	**317**	146	**613**	855
Less: Preferred shareholder dividends	**21**	17	**79**	70
Common shareholders' net income	$ **296**	$ 129	$ **534**	$ 785
Earnings (loss) per share				
Basic	$ **0.53**	$ 0.23	$ **0.95**	$ 1.40
Diluted	$ **0.52**	$ 0.23	$ **0.94**	$ 1.37

Consolidated Balance Sheets

As at December 31 (in millions of Canadian dollars)

	2009	2008
Assets		
Bonds – held-for-trading	**$ 51,634**	$ 48,458
Bonds – available-for-sale	**9,673**	10,616
Mortgages and corporate loans	**19,449**	22,302
Stocks – held-for-trading	**4,331**	3,440
Stocks – available-for-sale	**635**	1,018
Real estate	**4,877**	4,908
Cash, cash equivalents and short-term securities	**11,868**	8,879
Derivative assets	**1,382**	2,669
Policy loans and other invested assets	**3,503**	3,585
Other invested assets – held-for-trading	**425**	380
Other invested assets – available-for-sale	**452**	623
Invested assets	**108,229**	106,878
Goodwill	**6,419**	6,598
Intangible assets	**926**	878
Other assets	**4,508**	5,479
Total general fund assets	**$ 120,082**	$ 119,833
Segregated funds net assets	**$ 81,305**	$ 65,762
Liabilities and equity		
Actuarial liabilities and other policy liabilities	**$ 84,638**	$ 81,411
Amounts on deposit	**4,181**	4,079
Deferred net realized gains	**225**	251
Senior debentures	**3,811**	3,013
Derivative liabilities	**1,257**	3,219
Other liabilities	**5,466**	7,831
Total general fund liabilities	**99,578**	99,804
Subordinated debt	**3,048**	2,576
Non-controlling interests in subsidiaries	**42**	44
Total equity	**17,414**	17,409
Total general fund liabilities and equity	**$ 120,082**	$ 119,833
Segregated funds contract liabilities	**$ 81,305**	$ 65,762

Earnings Conference Call

The Company's fourth quarter 2009 financial results will be reviewed at a conference call Thursday, February 11, 2010 at 10 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q4 results from the "Investors" section of the home page 10 minutes prior to the start of the presentation. The webcast and presentation will be archived and made available on the Company's website, **www.sunlife.com**, following the call**.**

The conference call can also be accessed by phone by dialing 416-644-3416 (Toronto), or 1-800-732-9307 (Canada/U.S.).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2009, the Sun Life Financial group of companies had total assets under management of $433 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

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Media Relations Contact:
Steve Kee
Assistant Vice-President, Communications
Tel: 416-979-6237
steve.kee@sunlife.com

Investor Relations Contact:
Paul Petrelli
Vice-President, Investor Relations
Tel: 416-204-8163
investor.relations@sunlife.com